UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-10183                                  December 31, 2009

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2. State Identification Number:

AL             AK             AZ             AR             CA
X     CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Met Investors Series Trust
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4. Address of principal executive office
(number,street,city,state,zip code):

5 Park Plaza, Suite 1900
Irvine, CA 92614


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Met Investors Series Trust:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that the SSgA
Growth ETF Portfolio and the SSgA Growth and Income ETF Portfolio
(the "Portfolios") of the Met Investors Series Trust (the "Trust") complied with the requirements of subsections (b) and (c) of
Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2009.  Management is responsible for the
Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.
Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the
circumstances. Included among our procedures were the following tests performed as of December 31, 2009, and with respect to agreement of security purchases and sales, for the period from
October 30, 2009 (date of your last examination) through December
31, 2009:
1.	Confirmation of all securities held by the Depository Trust
Company in book entry form;
2.	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;
3.	Reconciliation of all such securities to the books and records of the Portfolios and State Street Bank & Trust Company  (the
"Custodian");
4.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's
records; and
5.	Agreement of 9 security purchases and 9 security sales or
maturities since October 30, 2009 from the books and records of the Portfolios to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.
In our opinion, management's assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2009, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties. /s/DELOITTE & TOUCHE LLP
January 28, 2010
January 28, 2010
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of the SSgA Growth ETF Portfolio and the SSgA Growth and Income ETF Portfolio (the "Portfolios") of the Met Investors Series Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2009, and from October 30, 2009 (date of your last examination) through December 31, 2009.
Based on this evaluation, we assert that the Portfolios was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2009, and from October 30, 2009 through December 31, 2009 with respect to securities reflected in the investment accounts of the Portfolios.

ON BEHALF OF:
Met Investors Series Trust



________________________________
Elizabeth M. Forget
President


Jeff Tupper
Chief Financial Officer
and Treasurer